FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, March 29, 2004

FAIRFAX FINANCIAL HOLDINGS ANNOUNCES TERMS
OF DEBT EXCHANGE OFFER FOR TIG NOTES

     TORONTO, ONTARIO — March 29 — Fairfax Financial Holdings Limited (NYSE: FFH) (the “Company” or “Fairfax”) today announced terms for its offer to certain qualified institutional buyers, as defined in Rule 144A under the U.S. Securities Act of 1933, to exchange up to U.S.$97.7 million principal amount of the existing 8.125% Senior Notes due 2005 of TIG Holdings, Inc. (the “old notes”).

     Specifically, the Company is offering to exchange the old notes for a combination of cash and new 7.75% Senior Notes due 2012 of Fairfax (the “new notes”).

     In the exchange offer for the old notes, eligible holders will receive the following amounts of cash and new notes for each $1,000 principal amount of old notes:

Cash
	Old Notes		Early	Total	New Note	Total
	To be	Purchase	Participation	Cash	Principal	Cash and
CUSIP Number	Exchanged	Payment	Payment	Amount	Amount	New Notes
872469AA9	2005 Notes	$470.00	$30.00	$500.00	$560.00	$1,060.00

     The early participation payment component of the total cash amount will only be paid to holders who tender their old notes at or prior to 5:00 p.m., New York City time, on April 8, 2004. The exchange offer will expire at 5:00 p.m., New York City time, on April 26, 2004, unless extended.

     Tendering holders will also be paid accrued and unpaid interest to but not including the settlement date in cash on old notes that are accepted in the exchange offer. The settlement date for the exchange offer is expected to be April 29, 2004.

     The exchange offer is subject to certain customary conditions. The exchange offer is not subject to any condition as to a minimum or maximum principal amount of old notes that will be accepted for purchase.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

plan, which is intended to strengthen its debt ratings to investment grade. Consistent with this plan, the Company intends to reduce its financial leverage through the reduction of its outstanding debt and continued growth in its shareholders’ equity.

     Concurrent with the exchange offer described above, the Company is also making an offer to exchange up to U.S.$275.0 million principal amount of its existing 7.375% Senior Notes due 2006 (the “2006 Notes”) and up to U.S.$170.0 million principal amount of its existing 6.875% Senior Notes due 2008 (the “2008 Notes”) for a combination of cash and new notes with the same terms as the new notes offered hereby. A registration statement relating to the offer to exchange the 2006 Notes and 2008 Notes for cash and new notes has been filed with the Securities and Exchange Commission.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

     The offer for the old notes has not been and will not be registered under the U.S. Securities Act and the notes issued pursuant thereto may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

     For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

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